September 21,
2018

James E. Brown
Chief Executive Officer
Durect Corporation
10260 Bubb Road
Cupertino, CA 95014

       Re: Durect Corporation
           Registration Statement on Form S-3
           Filed August 2, 2018
           File No. 333-226518

Dear Mr. Brown:

       We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Form S-3

Incorporation of Certain Documents by Reference, page 25

1. Your statement that you are incorporating all documents filed until the end of your offering is not sufficient to incorporate the reports you have filed after the initial date of this amendment and prior to effectiveness of the registration statement. For guidance, refer to Securities Act Forms, Compliance and Disclosure Interpretations Question 123.05
       and revise to incorporate these reports specifically.
 James E. Brown
Durect Corporation
September 21, 2018
Page 2

      Please contact Christine Westbrook at 202-551-5019 or Mary Beth Breslin at 202-551-
3625 with any questions.



                                                        Sincerely,
FirstName LastNameJames E. Brown
                                                        Division of Corporation
Finance
Comapany NameDurect Corporation
                                                        Office of Healthcare &
Insurance
September 21, 2018 Page 2
cc:       Alfredo B.D. Silva, Esq.
FirstName LastName